March 13, 2020	Trayne S. Wheeler trayne.wheeler@klgates.com T +1 617 951 9068 F +1 617 261 3175

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811-21779
Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on March 3, 2020, from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 221 under the Securities Act of 1933, as amended, and Amendment No. 223 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on January 17, 2020, accession no. 0001133228-20-000120 (the “Amendment”). The Amendment relates to John Hancock Opportunistic Fixed Income Fund (formerly John Hancock Global Bond Fund), a series of the Trust (the “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

Comments Applicable to All Prospectuses

1.	Comment— The SEC staff notes that the Fund recently changed its name and that there are certain bracketed or omitted items in the Amendment. Please update the Fund’s series and class identifiers for the Fund’s new name, include the new share class ticker symbols, and finalize and complete any omitted information in the Fund’s final filing.

Response — The Trust confirms it will make the requested changes and will finalize and include any omitted information in the final filing.

2.	Comment — On the front cover and under “Fund Summary,” given the Fund’s name change, please explain supplementally how the current Fund shareholders have been, or will be, advised of the name change and any changes in the Fund’s principal investment strategies and risks.
K&L Gates LLP State Street Financial Center One Lincoln Street Boston MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

Response — In response to the Staff’s comment, the Trust respectfully notes that it filed with the SEC and mailed to Fund shareholders a supplement informing them of the changes to the Fund’s name and principal investment strategies.

3.	Comment — Under “Fund Summary — Fees and expenses,” please confirm whether the Trust intends to designate any share class of the Fund as “Clean Shares” for purposes of the relief provided by the SEC staff in its no action letter to Capital Group (publicly available January 11, 2017) (“Capital Group”). If so, please confirm that the conditions of, and disclosure required by, that letter have been satisfied.

Response — The Trust does not intend to designate any classes of shares of the Fund as “Clean Shares” for purposes of the relief provided by the Capital Group letter. Accordingly, the Trust respectfully notes that no further confirmation is necessary in response to this comment.

4.	Comment —Please provide for the Staff’s review completed fee tables under “Fund summary — Fees and expenses” as part of this letter.

Response — The fee tables for the Fund and the share classes described in the Amendment are included in Appendix A to this letter.

5.	Comment — Under “Fund Summary — Fees and expenses,” in the “Shareholder fees” table, with respect to “Other Expenses,” please delete the second footnote or explain supplementally how there is an expense component unique to a given share class.

Response — The Trust believes that including estimated “other expenses” provides useful information for shareholders. The Trust believes the footnote appropriately and adequately informs shareholders that the stated “other expenses,” including expected transfer agency expenses, are estimated for the first year of operations of the Fund’s Class A, Class C, Class I and Class R6 shares, and that no additional explanation is required. The Trust notes that transfer agency expenses for each class of shares may differ due to differences in the expected investor base, as well as potential asset level changes. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

6.	Comment — Under “Fund Summary — Fees and expenses” in the “Annual fund operating expenses” table, please confirm and state supplementally that any contractual waivers will be in effect for at least a one year period from the date of effectiveness of the registration statement and whether the expense limitation arrangement may be terminated before its expiration date and, if so, by whom and under what circumstances. Please also state supplementally whether the investment adviser has the ability to recoup amounts waived or reimbursed under the contractual expense limitation arrangement. If so, please disclose the conditions under which recoupment may take place.
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Response — Supplementally, the Trust confirms that any contractual waivers will be in effect for at least one year from the date of effectiveness, and further notes that management does not have the authority to terminate the Fund’s contractual expense limitation or waiver prior to its expiration date and that waived or reimbursed expenses are not subject to recoupment by the adviser.

7.	Comment — Regarding the disclosure under “Fund summary — Expense example,” please disclose in the narrative introduction that the contractual waivers, if any, are reflected for only one year or the duration of the waiver.

Response — The Trust confirms that the expense examples reflect the effect of any contractual fee waivers only for the periods described in the fee table, as permitted by Instruction 4(a) to Item 3 of Form N-1A. However, as Form N-1A does not require disclosure related to this approach, the Trust respectfully declines to make any changes in response to this comment.

8.	Comment — Under “Fund summary — Principal investment strategies,” the disclosure states that the Fund will invest in “fixed income instruments.” Please define “fixed income instruments” in Plain English in the disclosure.

Response — In response to the Staff’s comment, the Trust has revised the disclosure to add the following sentence as follows:

“Fixed income instruments include, but are not limited to the following securities, which may be denominated in U.S. dollars or foreign currencies: sovereign debt, inflation-linked bonds, corporate and high yield credit, securitized debt, bank loans and floating rate loans, and emerging markets debt convertible and hybrid securities.”

9.	Comment — Under “Fund summary — Principal investment strategies,” please ensure the disclosure is not generic and fully describes how the Fund will use derivatives and the risks associated with the use of derivatives. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010 (the “Derivatives Disclosure Letter”). Please also disclose whether investments in derivatives are included in the Fund’s 80% policy, and, if so, explain how such investments are valued.

Response — The Trust confirms that it has reviewed the derivatives disclosure included in the Fund’s prospectus and has determined that it is consistent with the views set forth in the Derivatives Disclosure Letter. The Trust notes that the Fund reserves the right to include investments in its 80% policy and notes that the Fund generally will use market value, and not notional value, to value its investments in derivatives.

10.	Comment — Under “Fund summary — Principal investment strategies,” disclose whether the Fund intends to invest greater than 25% of its net assets in the sovereign debt of a single foreign country.

Response — In response to the Staff’s comment, the Trust confirms that it will not invest greater than 25% of its net assets in the sovereign debt of a single foreign country. Therefore, the Trust respectfully declines to make any changes in response to this comment.

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11.	Comment — The Fund states under “Fund summary — Principal investment strategies” that it seeks exposure to, among other things, “a portfolio of high conviction global fixed income securities.” Please provide additional disclosure explaining this in Plain English.

Response — In response to the Staff’s comment, the Trust has revised the disclosure to state that the Fund’s manager seeks:

“…exposure to a portfolio of ~~high conviction~~ global fixed income securities...”

12.	Comment — The Fund states under “Fund summary — Principal investment strategies” that it seeks exposure to, among other things, inflation-linked bonds. Please include a corresponding risk for inflation-linked bonds under “Fund summary — Principal risks.”

Response — In response to the Staff’s comment, the Trust believes that the risks of investing in inflation-linked bonds are similar to the risks applicable to investment in other fixed-income securities. As a result, the Trust believes that the Fixed-income securities principal risk is sufficient to disclose the risks of investing in inflation-linked bonds. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

13.	Comment — The Fund states under “Fund summary — Principal investment strategies” that it seeks exposure to, among other things, high yield credit. Please include a statement that “high yield” bonds are also known as “junk bonds.”

Response — In response to the Staff’s comment, the Trust has made the requested change.

14.	Comment — The Fund states under “Fund summary — Principal investment strategies” that it may invest in emerging markets debt. Please disclose the method the Fund uses to determine a country is an emerging markets country.

Response — With respect to the methodology used to determine whether a country is an emerging market, the Fund does not formally distinguish between foreign and emerging market securities and respectfully declines to make any changes in response to this comment. With respect to risk disclosure, the Trust notes that “Emerging-market risk” is included as a sub-risk of “Foreign securities risk” in the Fund’s prospectus.

15.	Comment — The Fund states under “Fund summary — Principal investment strategies” that it is managed with “the goal of aligning long-term volatility of the portfolio” with a benchmark index. Please explain this in Plain English.

Response — In response to the Staff’s comment, the Trust has revised the disclosure to add the following sentence:

“The manager seeks to manage the Fund’s overall performance volatility within a range as reflected by the Bloomberg Barclays Global Aggregate Bond Index hedged to USD over the medium- to long-term.”

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16.	Comment — The Fund states under “Fund summary — Principal investment strategies” that it will invest using, among other techniques, sector rotation. Please disclose whether the Fund intends to concentrate in any given sector and, if applicable, please disclose this in the principal investment strategies and risks.

Response — In response to the Staff’s comment, the Trust notes that it does not intend to concentrate in any given sector.

17.	Comment — Under “Fund summary — Principal risks,” the Staff notes that the principal risks appear in alphabetical order. Please reorder the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See Dalia Blass, Keynote Address - ICI Securities Law Developments Conference, October 25, 2018, available at: https://www.sec.gov/news/speech/speech-blass-102518# and ADI-2019-08 - Improving Principal Risks Disclosure.

Response — The Trust respectfully submits that the current order of the principal risks is in compliance with the requirements of Form N-1A, which does not require listing the principal risks of investing in a fund in any particular order. The Trust further notes that the alphabetical ordering convention of its “Principal risks” is consistent across the John Hancock complex. However, in order to clarify for shareholders that they should not make any assumptions regarding the significance of the risk factors based on their current order, the Trust has revised the introductory disclosure under the heading “Fund summary — Principal risks” as follows:

The fund’s main risks are listed below in alphabetical order, not in order of importance.

18.	Comment — The disclosure under “Fund summary — Principal risks,” includes “Equity securities risk.” Please add disclosure relating to investments in equity securities to the Fund’s principal investment strategies.

Response —In response to the Staff’s comment, the Trust has added the following sentence to its principal investment strategies:

“The fund may invest in securities that at times may have equity-like characteristics including, but not limited to, convertible securities, contingent convertible bonds (“CoCos”), or preferred equity. Additionally, the fund may hold equities received as part of a corporate action.”

19.	Comment — The disclosure under “Fund summary — Principal risks,” includes “Floating rate loans risk.” Please add disclosure relating to investments in floating rate loans to the Fund’s principal investment strategies.

Response —In response to the Staff’s comment, the Trust has made the requested change.

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20.	Comment — The Staff notes that the disclosure in the first two paragraphs under “Fund summary — Past performance” discusses performance information and should be moved to be located within the “Fund summary — Past performance — A note on performance” section.

Response — In response to the Staff’s comment, the Trust notes that certain nonstandard disclosures detailing a recent change in subadviser are shown in the “Fund summary — Past performance” introduction. The Trust notes that under “Fund summary — Past performance,” it will move the first paragraph to appear within the “Fund summary — Past performance — A note on performance” section, as requested by the Staff. The Trust notes that it will delete the second paragraph under “Fund summary — Past performance,” since those changes are now effective and will be reflected in the final filing. The Trust notes that after these disclosure changes are made, the disclosure for the “Fund summary — Past performance” will then match the standard John Hancock complex-wide disclosure for this section of the prospectus.

21.	Comment — Under “Fund summary — Past performance,” please explain supplementally how the Bloomberg Barclays Global Aggregate Bond Index (USD Hedged) Index is an appropriate broad-based securities market index given the Fund’s principal investment strategies, in particular with respect to the fact that the Fund still has exposure to foreign currencies and securities.

Response — In response to the Staff’s comment, the Trust notes that while at times the fund may have significant exposure to foreign securities and currencies, the portfolio is managed to have its volatility in line with its stated benchmark, as stated in the Fund’s principal investment strategies. The unhedged version of the benchmark carries a higher volatility due to currency effects. Therefore, the Trust believes the current benchmark is appropriate and that it would be misleading to shareholders to indicate the portfolio would be managed to match the volatility profile of the unhedged version of the benchmark.

22.	Comment — Under “Fund summary — Past performance,” please delete the sentence that reads: “All figures assume dividend reinvestment.” This statement is not required by Item 4(b)(2)(i) of Form N-1A.

Response — Although this statement is not required by Item 4(b)(2)(i) of Form N-1A, the Trust nevertheless believes that the statement provides useful information for investors when evaluating investment performance. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

23.	Comment — Under “Fund summary—Past performance,” in accordance with Instruction 3(b) of Item 4(b)(2) of Form N-1A, show the same performance in the bar chart and the table, or explain why the performance is different. As the SEC believes that the calendar year total return table and average annual total return table should show the performance of Class 1 shares, please only show Class 1 shares’ performance in these tables and remove references to all other share classes. Include disclosure regarding other share classes in a footnote to the average annual total return table. Further, the staff believes that the first paragraph of disclosure under “Fund summary — Past performance — A note on performance” should be moved to a footnote to the performance table. The staff also notes that the performance bar chart heading includes parenthetical information that can be moved to a footnote.
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Response — The Trust notes in response to the first portion of the SEC’s comment, as Class A, Class C, Class I, and Class R6 shares of the Fund are new share classes, the Amendment includes pre-inception calendar year total return information for the oldest class of shares (Class 1 shares) in order to show performance relevant to an investor from the period that the Fund first became effective, as permitted by Instruction 3(b) to Item 4(b)(2) of Form N-1A.

With respect to the second portion of the SEC’s comment, the Trust notes that it has included average annual total return information for all share classes presented in the prospectus consistent with the requirements of Instruction 3(c)(i) to Item 4(b)(2) of Form N-1A, which requires registrants to provide average annual total return information for each class presented in a multiple class prospectus. The Trust believes that labeling the calendar year total return table or the average annual total return table as the performance of Class 1 shares would be inaccurate, as the performance of Class 1 shares has been adjusted to reflect any sales charges of the other classes shown.

The Trust further notes that this performance presentation format is the format that other John Hancock trusts historically have used for the presentation of performance of new share classes in a combined prospectus, again as permitted by Instruction 3(b) to Item 4(b)(2) of Form N-1A. The Trust believes that presenting performance information for all share classes, with appropriate disclosures, provides more meaningful performance information for shareholders invested in a particular class. See Merrill Lynch Asset Management, Inc. (pub. avail. March 9, 1990). Further, the Trust believes that the accompanying disclosures make clear that such performance is based on the historical Class 1 performance and that performance would differ only as to differences in fees and expenses among the various share classes. The Trust feels that this disclosure is important enough to precede the performance bar chart and performance table, rather than be located in a footnote to the performance table. The Trust also believes that the parenthetical information included in the heading for the performance bar chart is important enough to include in the heading, rather than in a footnote.

24.	Comment — In the “Fund summary — Portfolio management,” please state the day and month that each portfolio manager began managing the Fund.

Response —The Trust notes that Item 5(b) of Form N-1A requires registrants to “state the name, title, and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio.” The Trust believes that the phrase identified by the SEC satisfies this requirement. Therefore, the Trust respectfully declines to make any changes in response to this comment.

25.	Comment — In the “Fund details — Principal investment strategies” section, the Fund includes disclosure on securities lending. Please add securities lending to either the Fund’s principal investment strategies or principal risks, or move it to another section of the prospectus.
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Response — The Trust notes that securities lending is a non-principal strategy of the Fund. The securities lending description appears after the principal investment strategies and temporary defensive investing discussion in the statutory section of the prospectus. The Trust views this section as distinct within the Statutory Section and are separate from the discussions of principal strategies (contained in “Principal investment strategies”) and principal risks (contained in “Principal risks of investing”). The Registrant believes this presentation clearly identifies the principal and non-principal strategies and risks of the Fund and is permitted by Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

26.	Comment — Under “Sales Charge Reductions and Waivers — CDSC Waivers” and “Sales Charge Reductions and Waivers — Reinstatement privilege — Waivers for certain investors,” please reconcile the list of waivers with the waivers stated in the Statement of Additional Information under the “Deferred sales charge on Class A and Class C shares — Waiver of contingent deferred sales charge” and “Sales charge on Class A and Class C shares — Without sales charges” sections, respectively.

Response — The Trust has reviewed the disclosure and confirms its accuracy. The Trust notes that as a result of previous discussions with the SEC staff, this complex-wide prospectus disclosure has been adjusted to include additional disclosure from the Statement of Additional Information, and vice versa. The Trust notes that in some cases the ordering of the disclosure varies from the prospectus to the Statement of Additional Information, that there is more detailed disclosure in the Statement of Additional Information than there is in the prospectus in certain instances, but that the disclosure is not in conflict.

27.	Comment — Under “Sales Charge Reductions and Waivers — Reinstatement privilege — Waivers for certain investors,” in the ninth bullet describing group retirement plan waivers, please provide addition informational about the variations in waivers that may occur under such arrangements.

Response — As discussed in prior correspondence with the SEC, the Trust respectfully notes that the sales load waivers described in this disclosure are historical waiver arrangements that have been in place for a considerable period of time prior to the adoption by the Department of Labor of rules designed to address conflicts of interest in retirement advice (the “DOL Rule”). The Trust notes that these historical waivers have been made available to particular identified classes of investors that purchase or hold shares through a general class of intermediaries that enter into related agreements with the Fund’s distributor (rather than any one particular intermediary).

The sales load waivers described in this disclosure represent a continuation of existing arrangements rather than new sales load variations developed to respond to the requirements of the DOL Rule. As a result, the Trust believes that the current disclosure of these sales load waivers is fully compliant with Rule 22d-1 under the 1940 Act and Item 12(a)(2) of Form N-1A and that, with respect to this disclosure, the Trust does not need to avail itself of the relief provided in Mutual Fund Fee Structures, IM Guidance Update No. 2016-06 (December 2016) (the “Mutual Fund Fee Guidance”).

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The Trust has disclosed the types of accounts and classes of investors that are eligible for the sales load waivers under “Waivers for certain investors,” which it believes is fully responsive to the requirements of Item 12(a) of Form N-1A. The Trust notes that, consistent with both Rule 22d-1 and Form N-1A, these disclosures are intended to identify the categories of investors to whom sales load waivers are available, and not to specifically describe any particular intermediary’s sales load regime that differs from the normal sales load regime established by the Fund. Additionally, the Trust cannot confirm the actions or policies of its financial intermediaries.

Additionally, the Trust notes that this level and type of disclosure is commonly used by issuers throughout the mutual fund industry. The Trust believes that this is due to the fact that for many mutual fund complexes intermediary distribution is the primary distribution channel for fund shares. As a result, a given fund complex often has thousands of financial intermediary relationships. It would therefore be impracticable and burdensome to attempt to provide the additional detail requested.

28.	Comment — Under “Transaction Policies — Execution of requests,” please confirm that the Fund has included all Item 11(c)(7) and (8) disclosures under Form N-1A.

Response — The Trust confirms that this disclosure complies with the requirements of Item 11(c)(7) and (8).

Comments Applicable Only to Class R6 Shares Prospectus

29.	Comment — Under “Opening an account,” in paragraph 3, confirm the accuracy of the statements that there are no minimum investment amounts for certain accounts, including in cases where the Fund and/or its affiliates are subject to an administrative fee.

Response — The Trust confirms that Class R6 shares pay no administrative fees. The Trust further notes that the section entitled “Additional payments to financial intermediaries” includes the following statement: “Neither the fund nor its affiliates make any type of administrative or service payments in connection with investments in Class R6 shares.”

SAI Comments

30.	Comment — Under “Risk factors — European risk,” please update this disclosure in light of recent events concerning Brexit.

Response — The Trust will make the requested changes.

31.	Comment — Under “Investment Management Arrangements and Other Services — The subadvisory agreement — subadvisory fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor.
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Response — The Trust respectfully incorporates the response provided to the Staff by John Hancock Investment Trust, another registrant in the John Hancock family of funds, in its February 26, 2019 letter responding to this comment.

32.	Comment — Under “Sales compensation — Other cash payments — First year broker or other selling firm compensation,” please confirm whether this includes Class I information.

Response — The Trust so confirms.

33.	Comment — Under “Policy Regarding Disclosure of Portfolio Holdings,” please disclose whether persons who receive information regarding portfolio holdings are required to refrain from trading on this information until it is public.

Response — The Trust The Trust notes that this section states, in pertinent part, that “Exceptions to the portfolio holdings release policy can be approved only by the Trust’s Chief Compliance Officer (“CCO”) or the CCO’s duly authorized delegate after considering: . . . (b) the procedures that will be used to ensure that such information remains confidential and is not traded upon.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

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The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at (617) 951-9068.

Sincerely,

/s/ Trayne S. Wheeler
Trayne S. Wheeler

cc:	Thomas Dee, Assistant Secretary of the Trust
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Appendix A

Fee Schedules

FEES AND EXPENSES

This table describes the fees and expenses you may pay if you buy and hold shares of the fund. You may qualify for sales charge discounts on Class A shares if you and your family invest, or agree to invest in the future, at least $50,000 in the John Hancock family of funds. Intermediaries may have different policies and procedures regarding the availability of front-end sales charge waivers or contingent deferred sales charge (CDSC) waivers (See Appendix 1 - Intermediary sales charge waivers, which includes information about speciﬁc sales charge waivers applicable to the intermediaries identiﬁed therein). Although the fund does not impose any sales charges on Class I shares, you may pay commissions to your broker on your purchases and sales of Class I shares, which are not reﬂected in the table and example below. More information about these and other discounts is available from your ﬁnancial representative and on pages 19 to 21 of this prospectus under “Sales charge reductions and waivers” or pages 98 to 102 of the fund’s Statement of Additional Information under “Sales Charges on Class A and Class C Shares.”

Shareholder fees (%) (fees paid directly from your investment)	A	C	I
Maximum front-end sales charge (load) on purchases, as a % of purchase price	5.00	None	None
Maximum deferred sales charge (load) as a % of purchase or sale price, whichever is less	1.00 (on certain purchases, including those of $1 million or more)	1.00	None
Small account fee (for fund account balances under $1,000) ($)	20	20	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	A	C	I
Management fee[1]	0.65	0.65	0.65
Distribution and service (Rule 12b-1) fees	0.25	1.00	0.00
Other expenses[2,3]	0.57	0.57	0.57
Total annual fund operating expenses	1.47	2.22	1.22
Contractual expense reimbursement[4]	–0.03	–0.03	–0.03
Total annual fund operating expenses after expense reimbursements	1.44	2.19	1.19
1	“Management fee” has been restated to reﬂect the contractual management fee schedule effective February 28, 2020.
2	“Other expenses,” such as expected transfer agency expenses, have been estimated for the ﬁrst year of operations of the fund’s Class A, Class C, and Class I shares.
3	“Other expenses” reﬂect interest expense resulting from the fund’s use of certain investments such as reverse repurchase agreements or sale-buybacks. Such expense is required to be treated as a fund expense for accounting purposes. Any interest expense amount will vary based on the fund’s use of those investments as an investment strategy. Had these expenses been excluded, “Other expenses” would have been 0.18%.
4	The advisor contractually agrees to reduce its management fee or, if necessary, make payment to the fund in an amount equal to the amount by which expenses of the fund exceed 0.80% of average daily net assets of the fund. For purposes of this agreement, “expenses of the fund” means all fund expenses, excluding (a) taxes, (b) brokerage commissions, (c) interest expense, (d) litigation and indemniﬁcation expenses and other extraordinary expenses not incurred in the ordinary course of the fund’s business, (e) class-speciﬁc expenses, (f) borrowing costs, (g) prime brokerage fees, (h) acquired fund fees and expenses paid indirectly, and (i) short dividend expense. This agreement expires on December 31, 2021, unless renewed by mutual agreement of the advisor and the fund based upon a determination that this is appropriate under the circumstances at that time. The advisor also contractually agrees to waive a portion of its management fee and/or reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. During its most recent ﬁscal year, the fund’s reimbursement amounted to 0.01% of the fund’s average daily net assets. This agreement expires on July 31, 2021, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

EXPENSE EXAMPLE

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then, except as shown below, assuming you sell all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

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Expenses ($)	A		C		I
Shares		Redeemed		Not Redeemed
1 year	147	322		222	121
3 years	462	691		691	384
5 years	800	1,187		1,187	667
10 years	1,755	2,552		2,552	1,475

FEES AND EXPENSES

This table describes the fees and expenses you may pay if you buy and hold shares of the fund.

Shareholder fees (fees paid directly from your investment)	R6
Maximum front-end sales charge (load)	None
Maximum deferred sales charge (load)	None
Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	R6
Management fee[1]	0.65
Other expenses[2,3]	0.46
Total annual fund operating expenses	1.11
Contractual expense reimbursement[4]	–0.03
Total annual fund operating expenses after expense reimbursements	1.08
1	“Management fee” has been restated to reﬂect the contractual management fee schedule effective February 28, 2020.
2	“Other expenses,” such as expected transfer agency expenses, have been estimated for the ﬁrst year of operations of the fund’s Class R6 shares.
3	“Other expenses” reﬂect interest expense resulting from the fund’s use of certain investments such as reverse repurchase agreements or sale-buybacks. Such expense is required to be treated as a fund expense for accounting purposes. Any interest expense amount will vary based on the fund’s use of those investments as an investment strategy. Had these expenses been excluded, “Other expenses” would have been 0.18%.
4	The advisor contractually agrees to reduce its management fee or, if necessary, make payment to the fund in an amount equal to the amount by which expenses of the fund exceed 0.80% of average daily net assets of the fund. For purposes of this agreement, “expenses of the fund” means all fund expenses, excluding (a) taxes, (b) brokerage commissions, (c) interest expense, (d) litigation and indemniﬁcation expenses and other extraordinary expenses not incurred in the ordinary course of the fund’s business, (e) class-speciﬁc expenses, (f) borrowing costs, (g) prime brokerage fees, (h) acquired fund fees and expenses paid indirectly, and (i) short dividend expense. This agreement expires on December 31, 2021, unless renewed by mutual agreement of the advisor and the fund based upon a determination that this is appropriate under the circumstances at that time. The advisor also contractually agrees to waive a portion of its management fee and/or reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement. This waiver is allocated proportionally among the participating funds. During its most recent ﬁscal year, the fund’s reimbursement amounted to 0.01% of the fund’s average daily net assets. This agreement expires on July 31, 2021, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

EXPENSE EXAMPLE

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then, except as shown below, assuming you sell all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)	R6
1 year	110
3 years	350
5 years	609
10 years	1,349
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